As filed with the Securities and Exchange Commission on February 26, 2026

1933 Act File No. 333-282910

1940 Act File No. 811-22396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Check appropriate box or boxes

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
 ☐ PRE-EFFECTIVE AMENDMENT NO. [  ]
 ☒ POST-EFFECTIVE AMENDMENT NO. 2

and/or

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒  AMENDMENT NO. 14

Neuberger High Yield Strategies Fund Inc.

(Registrant Exact Name of as Specified in Charter)

c/o Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104-0002

(Address of Principal Executive Offices)

212-476-8800

(Registrant’s Telephone Number, including Area Code)

Joseph V. Amato

Chief Executive Officer and President

Neuberger High Yield Strategies Fund Inc.

c/o Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104-0002

(Name and Address of Agent for Service)

With copies to:

Jennifer R. Gonzalez, Esq.

K&L Gates LLP

1601 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐       The only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan.

☒       Any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, (“Securities Act”) other than securities offered in connection with a dividend reinvestment plan.

☐       This Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐       This Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐       This Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐       when declared effective pursuant to section 8(c) of the Securities Act

If appropriate, check the following box:

☐       This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐       This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐       This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒       This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-282910.

Check each box that appropriately characterizes the Registrant:

☒       Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐       Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☐       Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐       A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐       Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐       Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐       If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐       New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-282910 and 811-22396) of Neuberger High Yield Strategies Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)

Financial Statements

Included in Part A:

Registrant’s Financial Highlights for the fiscal years ended October 31, 2024, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016 and 2015 are incorporated in Part A by reference to the Funds’ Annual Report on Form N-CSR for the fiscal year ended October 31, 2020 and Annual Report on Form N-CSR for the fiscal year ended October 31, 2025 as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0000898432-21-000029 on January 7, 2021 and Accession No. 0000898432-25-001054 on December 30, 2025, respectively.

Included in Part B:

Registrant’s Financial Statements are incorporated in Part B by reference to the Fund’s Annual Report on Form N-CSR for the fiscal year ended October 31, 2024 as filed with the SEC via EDGAR Accession No. 0000898432-25-000017 on January 6, 2025.

(2)	Exhibits

(a)	(i)	Articles of Incorporation. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-165587 (Filed March 19, 2010).
	(ii)	Articles Supplementary Creating and Fixing the Rights of Perpetual Preferred Shares Series A. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

	(iii)	Articles of Transfer Between Neuberger Berman Income Opportunity Fund Inc. and Neuberger Berman High Yield Strategies Fund Inc. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(iv)	Articles Supplementary Creating and Fixing the Rights of Mandatory Redeemable Preferred Shares Series B. Incorporated by Reference to Registrant’s Annual Report for Management Companies on Form N-SAR (Filed December 30, 2013).
	(v)	Articles Supplementary Creating and Fixing the Rights of Mandatory Redeemable Preferred Shares Series C. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(vi)	Articles of Amendment. Incorporated by Reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 22, 2024).
	(vii)	Articles Supplementary Creating and Fixing the Rights of Mandatory Redeemable Preferred Shares Series D. Incorporated by Reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 22, 2024).
	(viii)	Articles of Amendment. (Filed herewith).
(b)		Amended and Restated Bylaws. Incorporated by Reference to the Registrant's Annual Report for Registered Investment Companies on Forn N-CEN, File No. 811-22396 (Filed January 13, 2025).
(c)		Not applicable.
(d)	(i)	Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation. Incorporated by Reference to Item 2(a)(i) above.
	(ii)	Articles II, VI and X of the Amended and Restated Bylaws. Incorporated by Reference to Item 2(b)(i) above.
(e)		Distribution Reinvestment Plan. Incorporated by Reference to the Registrant’s Annual Report on Form N-CSR, File No. 811-22396 (Filed January 5, 2024).
(f)		Not applicable.
(g)	(i)	Management Agreement. Incorporated by Reference to Amendment No. 3 to the Registrant’s Registration Statement on Form N -2, File No. 333-257996 (Filed April 5, 2022).
	(ii)	Novation of Management Agreement. Incorporated by Reference to Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR (Filed June 29, 2016).
(h)	(i)	Distribution Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 21, 2024).
	(ii)	Amendment to Distribution Agreement. Incorporated by Reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 8, 2025).
	(iii)	Sub-Placement Agent Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 21, 2024).

	(iv)	Amendment to Sub-Placement Agent Agreement. Incorporated by Reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 8, 2025).
(i)		Not applicable.
(j)	(i)	Custodian Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-165587 (Filed May 7, 2010).
	(ii)	Assignment, Amendment and Assumption Agreement with respect to Custodian Agreement. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
(k)	(i)	Transfer Agency and Registrar Services Agreement. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(ii)	Amendment to Transfer Agency and Registrar Services Agreement. Incorporated by reference to Neuberger Berman Real Estate Securities Income Fund Inc.’s Registration Statement on Form N-2, File Nos. 333-269347 and 811-21421 (Filed on January 23, 2025).
	(iii)	Administration Agreement. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N -2, File No. 333-257996 (Filed April 5, 2022).
	(iv)	Novation of Administration Agreement. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N -2, File No. 333-257996 (Filed April 5, 2022).
	(v)	Margin Loan and Security Agreement between Registrant and Bank of America, N.A. Incorporated by Reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 22, 2024).
	(vi)	First Amendment to Margin Loan and Security Agreement between Registrant and Bank of America, N.A. Incorporated by Reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed February 21, 2024).
	(vii)	Exchange Traded Fund of Funds Investment Agreement with First Trust Closed-End Fund. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Neuberger Berman Real Estate Securities Income Fund Inc., File Nos. 333-269347 and 811-21421 (Filed March 13, 2023).
	(viii)	Unit Investment Trust of Funds Investment Agreement with FT Series. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Neuberger Berman Real Estate Securities Income Fund Inc., File Nos. 333-269347 and 811-21421 (Filed March 13, 2023).
(l)	(i)	Opinion and Consent of K&L Gates LLP as to the legality of the shares being registered. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-282910 (Filed April 7, 2025).

(m)		Not applicable.
(n)	(i)	Consent of Independent Registered Public Accounting Firm. (Filed herewith).
	(ii)	Report of Independent Registered Public Accounting Firm. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-282910 (Filed April 7, 2025).
(o)		Not applicable.
(p)		Not applicable.
(q)		Not applicable.
(r)		Code of Ethics for Registrant, NBIA and NB BD LLC. (Incorporated by reference to the Annual Report of Neuberger High Yield Strategies Fund Inc. on Form N-CSR, Investment Company Act file number 811-22396, filed on December 30, 2025.)
(s)		Calculation of Filing Fee Tables. Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File No. 333-282910 (Filed April 7, 2025).
(t)		Power of Attorney for Registrant. Incorporated by Reference to the Registration Statement on Form N-2 of Neuberger Berman High Yield Strategies Fund Inc., File Nos. 333-282910 and 811-22396 (Filed October 31, 2024).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

Registration and Filing Fees	$22,965
FINRA Fees	23,000
Legal Fees and Expenses	400,000
Accounting Fees and Expenses	39,000
Miscellaneous Expenses	120,000
Total	$604,965	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three-year shelf offering period.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of February 1, 2026 of each class of outstanding securities of the Registrant:

Title of Class	Number of Record Holders

Shares of Common Stock, par value $0.0001 per share	14
Preferred Stock (MRPS Series D)	1

Item 30. Indemnification

Article Twelfth of the Registrant’s Articles of Incorporation and Article IX of the Registrant's Bylaws provide that the Fund shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Fund’s request in similar capacities for, other entities to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act), provided, however, that a transfer agent is not entitled to such indemnification unless specifically approved by the Fund's Board of Directors. Section 2-418(b) of the Maryland General Corporation Law (“Maryland Code”) permits the Registrant to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and (a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418 of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the Investment Company Act of 1940, as amended (“1940 Act”), which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Sections 9.1 and 9.2 of the Management Agreement between Neuberger Berman Investment Advisers LLC (“NBIA”) and the Registrant provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Management Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Management Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Management Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Management Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Management Agreement.

Sections 11.1 and 11.2 of the Administration Agreement between the Registrant and NBIA provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Administration Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Administration Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Administration Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Administration Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Administration Agreement.

Additionally, the Registrant and the other funds in the Neuberger Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of their Directors, officers and certain affiliated persons. The Registrant will pay a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liability arising under the Securities Act, may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each director or officer of NBIA is, or at any time during the past two years has been, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee.

NAME	BUSINESS AND OTHER CONNECTIONS
Archena Alagappan Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Joseph V. Amato President – Equities and Chief Investment Officer – Equities, NBIA	Chief Executive Officer and President, Neuberger Berman Holdings LLC (including its predecessor, Neuberger Berman Inc.); President and Director of Neuberger Berman Group LLC; Chief Executive Officer and President, NB BD LLC; Director/Trustee, ten registered investment companies for which NBIA acts as investment manager and/or administrator; Chief Executive Officer and President, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Thanos Bardas Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Ashok Bhatia Co-Chief Investment Officer – Fixed Income and Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jennifer Blachford Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Claudia A. Brandon Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Executive Vice President and Secretary, twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
Richard N. Bradt Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
David M. Brown Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Chad Bruso Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Stephen J. Casey Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

Brad E. Cetron Chief Compliance Officer, Head of Compliance and Managing Director, NBIA	Chief Compliance Officer and Managing Director, NB BD LLC.
Michael Chinni Treasurer, NBIA	Chief Financial Officer, NB BD LLC.
Elias Cohen Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Timothy Creedon Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Kai Cui Managing Director, NBIA	Portfolio Manager.
Robert W. D’Alelio Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Kenneth deRegt Chief Operating Officer – Fixed Income, NBIA	None.
Derek Devens Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Anthony DiBernardo Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Assistant Treasurer, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Rory Ewing Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Michael Foster Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Paolo R. Frattaroli Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Raman Gambhir Managing Director, NBIA	Managing Director, NB BD LLC; Associate Portfolio Manager.
Jacob Gamerman Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

Rand W. Gesing Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Jennifer Gorgoll Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Michael C. Greene Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Daniel P. Hanson Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Scott D. Hogan Chief Compliance Officer – Registered Funds and Senior Vice President, NBIA	Chief Compliance Officer, twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
Thomas Hogan Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Scott A. Hoina Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Jeffrey Hunn Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
William Hunter Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
James L. Iselin Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Corey A. Issing Co-General Counsel – Asset Management and Managing Director, NBIA	None.
Sheila James Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Assistant Secretary, twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
Brian C. Jones Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

Charles Kantor Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Tokufumi Kato Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brian Kerrane Head of Mutual Fund Administration and Managing Director, NBIA	Managing Director, NB BD LLC; Chief Operating Officer and Vice President, twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
Christopher Kocinski Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Douglas Kramer Head of Institutional Equity and Multi-Asset and Managing Director, NBIA	None.
Nathan Kush Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Paul Lanks Chief Operating Officer – Private Wealth, NBIA	Managing Director, NB BD LLC.
Ephraim Lemberger Assistant Secretary, NBIA	None.
David Levine Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Richard S. Levine Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Joseph Lind Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brian Lord Assistant Secretary, Chief Compliance Officer – Fixed Income and Senior Vice President, NBIA	Senior Vice President, NB BD LLC.

Beryl Lou Head of Investment Engineering and Senior Vice President, NBIA	Senior Vice President, NB BD LLC.
Joseph P. Lynch Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jared Mann Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
James F. McAree Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Kevin McCarthy Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Owen F. McEntee, Jr. Vice President, NBIA	Vice President, NB BD LLC; Vice President, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Matthew McGinnis Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
John McGovern Managing Director, NBIA	Managing Director, NB BD LLC; Treasurer and Principal Financial and Accounting Officer, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Josephine Marone	Assistant Secretary, twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
S. Blake Miller Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Trevor Moreno Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Richard S. Nackenson Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

Gariel Nahoum General Counsel – U.S. Registered Funds and Senior Vice President, NBIA	Chief Legal Officer (only for purposes of sections 307 and 406 of the Sarbanes-Oxley Act of 2002), twenty-eight registered investment companies for which NBIA acts as investment manager and/or administrator.
Benjamin H. Nahum Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Olumide Owolabi Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager
Eric J. Pelio Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Alexandra Pomeroy Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Douglas A. Rachlin Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Hari Ramanan Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Marc Regenbaum Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brett S. Reiner Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Frank Rosato Vice President, NBIA	Vice President, NB BD LLC; Assistant Treasurer, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Henry Rosenberg Chief Compliance Officer – Central Compliance and Managing Director, NBIA	Managing Director, NB BD LLC.
Steven Ruh Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Robert J. Russo Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.

Conrad A. Saldanha Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Eli M. Salzmann Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
John San Marco Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Monica Sherer Co-General Counsel – Asset Management, Assistant General Secretary and Managing Director, NBIA	None.
Steve Shigekawa Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Ronald B. Silvestri Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Thomas Sobanski Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Amit Solomon Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Gregory G. Spiegel Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jason Tauber Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Daniel Tracer Head of Financial Regulation and Senior Vice President, NBIA	Senior Vice President and Head of Financial Regulation, NB BD LLC; Anti-Money Laundering Compliance Officer, five registered investment companies for which NBIA acts as investment manager and/or administrator.
John Triolo Senior Vice President, NBIA	Vice President, ten registered investment companies for which NBIA acts as investment manager and/or administrator.
Shawn Trudeau Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

James Tyre Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Gorky Urquieta Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Leo Anthony Viola Controller and Managing Director, NBIA	Controller and Managing Director, NB BD LLC; Treasurer, NBAA.
David Yi Wan Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Eric Zhou Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.

The principal address of NBIA and each of the investment companies referred to above is 1290 Avenue of the Americas, New York, New York 10104-0002.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, as amended, and the rules promulgated thereunder with respect to the Registrant are maintained at the offices of State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, except for the Registrant’s Articles of Incorporation and By-Laws, minutes of meetings of the Registrant’s Directors and shareholders and the Registrant’s policies and contracts, which are maintained at the offices of the Registrant, 1290 Avenue of the Americas, New York, New York 10104-0002.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend offering of Common Stock until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. The Registrant undertakes:

a. to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

b. that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes that:

a. For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 26th day of February, 2026.

Neuberger High Yield Strategies Fund Inc.

By:	/s/ Joseph V. Amato
Name:	Joseph V. Amato
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph V. Amato	President, Chief Executive Officer and Director	February 26, 2026
Joseph V. Amato

/s/ John M. McGovern	Treasurer and Principal Financial and Accounting Officer	February 26, 2026
John M. McGovern

/s/ Michael J. Cosgrove	Director	February 26, 2026
Michael J. Cosgrove*

/s/ Marc Gary	Director	February 26, 2026
Marc Gary*

/s/ Martha C. Goss	Director	February 26, 2026
Martha C. Goss*

/s/ Ami Kaplan	Director	February 26, 2026
Ami Kaplan*

/s/ Michael M. Knetter	Director	February 26, 2026
Michael M. Knetter*

/s/ Deborah C. McLean	Director	February 26, 2026
Deborah C. McLean*

/s/ Paul M. Nakasone	Director	February 26, 2026
Paul M. Nakasone*

/s/ Tom D. Seip	Chairman of the Board and Director	February 26, 2026
Tom D. Seip*

/s/ Franklyn E. Smith	Director	February 26, 2026
Franklyn E. Smith*

*Signatures affixed by Jennifer Gonzalez on February 26, 2026, pursuant to a power of attorney filed with the Registrant’s Registration Statement on Form N-2, File No. 333-282910, on October 31, 2024.

INDEX TO EXHIBITS

(a)(viii)	Articles of Amendment
(n)(i)	Consent of Independent Registered Public Accounting Firm